Presseinformation
Press release
Bulletin de presse
Boletín de prensa

KRONES

05.03.02

Krones ... ic downturn

Sales volume and profit on record high

The KRONES group, located in Neutraubling, Germany, and world market leader for beverage filling and packaging lines, exceeded their ambitious growth targets in the business year 2001. KRONES represent their record numbers for incoming orders (+ 8 %), sales volume (+ 15 %) and profit (+ 31 %). This is the best result in their 50-years company history.

The group sales volume rose by 15 per cent to 1,165 million Euro – a growth of 150 million Euro compared to the previous year (1,015 million Euro). In 2001, the group profit situation improved again. Subject to the final audit by the accountants, the annual surplus will increase by 31 per cent to 50.3 million Euro (previous year: 38.4 Mio. Euro).

Again, the Executive Board will suggest the Supervisory Board an increase of dividends to 0.90 Euro for the ordinary shares (previous year: 0.67 Euro) and to 1.00 Euro for the preference shares (previous year: 0.77 Euro).

Despite temporarily regressive branch trends, KRONES increased their incoming orders to 1,190 million Euro. This is 86 million Euro above last year's amount – a plus of 8 per cent. The orders on hand for new machines and lines (excluding secondary business) in the amount of 560 million Euro (+ 5 %) are a solid basis for the current business year. Last year's orders on hand amounted to 535 million Euro.

The entrepreneurial success of Krones is based on the 8,365 employees (+5 %) until December 31, 2001 and 7,989 employees in 2000.

KRONES is also prepared under stringent market conditions to meet the market challenges for 2002, and count on additional growth.

You will also find this press release for downloading, on the Internet under http://www.krones.de.

dlw 5/20

KRONES AG
Presseabteilung

Böhmerwaldstraße 5
D-93068 Neutraubling
Germany

Telefon ++49 (0) 9401 / 70-0
Telefax ++49 (0) 9401 / 70 3496
e-mail presse@krones.de
Internet www.krones.de